SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________________

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

IMMUNOTECHNOLOGY CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	0-24641	84-1016435
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Executive Pavilion, 90 Grove Street, Ridgefield, Connecticut 06877
(Address of principal executive offices) (Zip Code)

(203) 431-3300
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

August 4, 2006

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) AND RULE 14F-1 OF
THE SECURITIES EXCHANGE ACT OF 1934

REPORT OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

ImmunoTechnology Corporation
Executive Pavilion
90 Grove Street
Ridgefield, Connecticut 06877

August 4, 2006

This information statement is being filed with the Securities and Exchange Commission (the "SEC") and mailed to holders of record as of August 2, 2006 of the common stock, par value $.00001 per share, of ImmunoTechnology Corporation, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act. References throughout this information statement to "Immuno", the "Company", "we", "us" and "our" are to ImmunoTechnology Corporation.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. NEVERTHELESS, YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY AND IN ITS ENTIRETY.

NO PROXIES ARE BEING SOLICITED AND THE STOCKHOLDERS ARE
REQUESTED NOT TO SEND IMMUNO A PROXY.

FORWARD-LOOKING STATEMENTS

This Information Statement contains forward-looking statements, which are subject to inherent uncertainties which are difficult to predict, and may be beyond the ability of ImmunoTechnology Corporation to control. Certain statements in this Information Statement constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are not historical facts but rather reflect the Company's current expectations concerning future results and events.

The words "expect," "believe," "anticipate," "project," "estimate," "intend" and similar expressions, and their opposites, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance. These forward-looking statements involve risks and uncertainties that could render actual results materially different from management's expectations. Such risks and uncertainties include, without limitation, the availability of capital to fund operations, risks related to our ability to successfully implement our business strategy, failure to recruit key personnel, changes in applicable laws and regulations, risks related to our ability to integrate acquired companies, general economic conditions, and other risks. All statements herein that are not statements of historical fact are forward-looking statements.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that those expectations will prove to have been correct. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our view only as of the date of this Information Statement. ImmunoTechnology Corporation undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect events or circumstance after the date hereof or to reflect the occurrence of unanticipated events, conditions or circumstances.

INTRODUCTION

You are receiving this Information Statement in connection with an anticipated change in the majority of members of the board of directors of the Company which will result from the consummation of the transactions contemplated by the Contribution Agreement dated as of June 23, 2006 (the "Contribution Agreement"), by and between us and Petals Decorative Accents, LLC, a Delaware limited liability company ("Petals"). Pursuant to the Contribution Agreement, on June 30, 2006, we acquired substantially all the assets of Petals in exchange for the assumption by us of all but certain specified liabilities of Petals and the issuance to Petals of shares of our capital stock (the "Acquisition").

At the time of the closing of the Acquisition, the number of members of our board of directors was fixed at two. Immediately following the Acquisition, Daniel O. Price resigned as a member of the board of directors and Stephen M. Hicks, our president, was appointed to fill the vacancy created by Mr. Price's resignation and was elected to the position of chairman. Mr. Hicks and Mark A. Scharmann are the current members of our board of directors. In addition, on June 30, 2006, our board of directors created an executive committee, the initial member of which is Mr. Hicks. Our board of directors delegated all of the directors' powers which may be delegated to committees pursuant to Section 141 of the General Corporation Law of the State of Delaware to the executive committee.

On July 31, 2006, Mr. Scharmann resigned as a member of our board of directors effective upon the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders. The combined resignations of Mr. Price and Mr. Scharmann represent a complete change in the members of our board of directors since the Acquisition. Our board of directors appointed Henry Sargent to fill the vacancy on our board that will be created by the resignation of Mr. Scharmann. Mr. Sargent's appointment is conditioned and effective upon the effectiveness of Mr. Scharmann's board resignation.

As of July 31, 2006, we had 96,150,000 shares of common stock, 10,800 shares of Series A preferred stock and 240 Shares of Series B preferred stock issued and outstanding, all of which are voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held. As of July 31, 2006, each share of common stock is entitled to one vote. Shares of each of the Series A preferred stock and the Series B preferred stock are entitled to vote on an as-if-converted basis with the our common stock on all matters. As of July 31, 2006, each share of Series A preferred stock was entitled to approximately 1,666.67 votes per share and the Series B preferred stock was entitled to 100,000 votes per share. The designations, rights and preferences of the Series A preferred stock and the Series B preferred stock are described in more detail below under the heading "Post-Acquisition Description of Securities", beginning at page 8.

We intend to ask Petals Decorative Accents LLC, our controlling stockholder, to approve an amendment to our Certificate of Incorporation creating a classified board of directors. Pursuant to the proposed amendment, the board of directors will be divided into three classes designated as Class I, Class II and Class III, respectively. Directors will be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the first annual meeting of stockholders following the date these changes were adopted, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following the date these changes were adopted, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following the date these changes were adopted, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Please read this Information Statement carefully. It describes the terms of the Contribution Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Acquisition. Copies of the Contribution Agreement and other agreements related to the Acquisition are attached as exhibits to our current reports on Form 8-K filed with the SEC on June 30, 2006 and July 7, 2006. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC N.W. at 450 Fifth Street, Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

PRINCIPAL TERMS OF THE ACQUISITION AND THE CHANGE OF CONTROL

The following is a summary of selected provisions of the Contribution Agreement and the Acquisition. While we believe this description covers the material terms of the Contribution Agreement, it may not contain all of the information that is important to you and it is qualified in its entirety by reference to the Contribution Agreement. The Contribution Agreement is attached as Exhibit 10.1 to our current report on Form 8-K filed with SEC on June 30, 2006, and is incorporated herein by reference. We urge you to carefully read the Contribution Agreement in its entirety for a more complete understanding of the Acquisition. In addition, please see “Where You Can Find More Information” beginning at page 19.

On June 23, 2006, we entered into the Contribution Agreement, pursuant to which we agreed to acquire substantially all the assets of Petals in exchange for the assumption by us of all but certain specified liabilities of Petals and the issuance to Petals of shares of our capital stock.

Pursuant to the Contribution Agreement, we also entered into an Assignment and Assumption Agreement dated June 30, 2006 (the "Assignment and Assumption Agreement"), pursuant to which Petals delegated to us, and we assumed and agreed to perform, certain obligations of Petals.

Also in connection with the Contribution Agreement, as a condition to closing the Acquisition, we entered into agreements with certain of our creditors (the "Debt Restructuring Agreements"), pursuant to which we restructured our obligations to these creditors, in part through the issuance to them in a private placement of shares of our common stock.

On June 30, 2006, pursuant to the terms of the Contribution Agreement and the Assignment and Assumption Agreement, we completed the Acquisition.

The assets acquired by Immuno consist of cash in the amount of approximately $1.0 million representing the proceeds of an unsecured note offering by Petals, and all of the assets and property, real, personal and mixed, tangible and intangible, used in or forming a part of the business of Petals, including, without limitation, furniture, furnishings, office equipment and other tangible personal property, inventory, trade accounts and notes receivable, intellectual property, customer, distributor, supplier and mailing lists of Petals and rights of Petals under contracts and agreements, including all open customer purchase orders.

The liabilities assumed by us consisted of substantially all of the liabilities of Petals, including, without limitation, liabilities associated with or arising out of the business of Petals, liabilities under the assumed contracts (including leases and employment agreements), trade payables and obligations of Petals for borrowed money, but excluded term indebtedness of Petals to certain of its equity holders identified in the Contribution Agreement. For more information regarding the liabilities of Petals assumed by us in the Acquisition, please see our current report on Form 8-K filed with the SEC on July 7, 2006, which is incorporated herein by reference.

At the effective time of the Contribution Agreement, there were issued to Petals shares of our Series A preferred stock and Series B preferred stock, and shares of our common stock, as follows:

•	10,800 shares of Series A preferred stock;
•	240 shares of Series B preferred stock; and
•	90,000,000 shares of common stock.

The designations, rights and preferences of the Series A preferred stock and the Series B preferred stock are described in more detail below under the title "Post-Acquisition Description of Securities", beginning at page 7.

On August 2, 2006, Petals filed a Form 4 with the SEC to report that it had entered into an Assignment Agreement with Mountain West Partners LLC (“MWP”), dated July 31, 2006, pursuant to which it assigned 5,700,000 shares of our common stock to MWP in exchange for services rendered (the “MWP Assignment’).

After giving effect to the MWP Assignment, the Acquisition and the transactions contemplated by the Contribution Agreement and the Debt Restructuring Agreements, Petals controls us and beneficially owns approximately 91.4% of our common stock, on a fully diluted, as-converted to common stock basis. Petals is controlled by affiliates of Stephen M. Hicks, our president and the chairman of our board of directors. Because the shares issued to Petals in the Acquisition represent a controlling interest in us, the transaction will be accounted for as a recapitalization, and Petals is considered to have acquired us for accounting purposes.

Copies of the Assignment and Assumption Agreement, each material agreement assumed by us under the Assignment and Assumption Agreement, and the Debt Restructuring Agreements are included as Exhibits 2.3 and 10.1 through 10.23 to our current report on Form 8-K filed with the SEC on July 7, 2006. These summaries are qualified in their entirety by the complete agreements which are incorporated herein by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Immediately prior to the Acquisition and the Debt Restructuring Agreements, there were 5,120,016 issued and outstanding shares of Immuno common stock. At the closing of the Acquisition, Immuno issued 90,000,000 shares of its common stock to Petals. In addition, Immuno issued 1,029,984 shares of its common stock to Immuno creditors in connection with the Debt Restructuring Agreements. After giving effect to the Acquisition and the Debt Restructuring Agreements, there were issued and outstanding 96,150,000 shares of Immuno common stock.

The following table provides information regarding beneficial ownership of Immuno common stock after giving effect to the MWP Assignment, the Acquisition and the Debt Restructuring Agreements by:

•	each person known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors;

•	each executive officer named in the summary compensation table; and

•	all of our current directors and executive officers as a group.

The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Shares included in the "Right to Acquire" column consist of shares that may be issued through the conversion of Series A preferred stock or Series B preferred stock within 60 days of July 31, 2006.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Outstanding	Right to Acquire(1)	Total	Percent
Petals Decorative Accents, LLC 90 Grove Street, Suite 206 Ridgefield, Connecticut 06877	84,300,000	24,000,000(4)	108,300,000	90.14%

Accelerant Partners, LLC (2) c/o Southridge Capital Mgmt 90 Grove Street, Suite 206 Ridgefield, Connecticut 06877	84,300,000	24,000,000(4)	108,300,000	90.14%

Stephen M. Hicks, (3) president and chairman c/o Southridge Capital Mgmt 90 Grove Street, Suite 206 Ridgefield, Connecticut 06877	84,300,000	24,000,000(4)	108,300,000	90.14%

Mark A. Scharmann, director 1661 Lakeview Circle Ogden, Utah 84403	2,824,330	―	2,824,330	2.35%

Christopher Topping, chief executive officer c/o Petals Decorative Accents, LLC 90 Grove Street Ridgefield, Connecticut 06877	―	―	―	―

Stephen Hieber, chief financial officer c/o Petals Decorative Accents, LLC 90 Grove Street Ridgefield, Connecticut 06877	―	―	―	―

Daniel Dorzback, chief merchandising officer c/o Petals Decorative Accents, LLC 90 Grove Street Ridgefield, Connecticut 06877	―	―	―	―

Antonio Yenidjeian, senior vice president of operations c/o Petals Decorative Accents, LLC 90 Grove Street Ridgefield, Connecticut 06877	―	―	―	―

All current directors and executive officers as a group (6 persons) (5)	87,124,330	24,000,000(4)	111,124,330	92.49%

(1) Our certificate of incorporation authorizes the corporation to issue 100,000,000 shares of common stock. At June 30, 2006, there were 96,150,000 shares of common stock issued and outstanding. This column assumes that a sufficient number of authorized but unissued shares would be available and therefore includes shares that are not issuable as of the date of this current report.

(2) Accelerant Partners, LLC is the sole voting member of Petals and therefore may be deemed to be the beneficial owner of the shares of our capital stock held by Petals.

(3) Stephen M. Hicks, our president and chairman, is also the president of Petals and therefore may be deemed to be the beneficial owner of the shares of our capital stock held by Petals.

(4) Represents the number of shares of our common stock that would be issuable upon the conversion of 240 shares of our Series B preferred stock held by Petals. As of the date of this current report, we lack a sufficient number of authorized and unissued shares of common stock to satisfy the conversion of more than 38 shares of Series B preferred stock (see note 1 above). Not included are the shares of our common stock issuable upon conversion of 10,800 shares of our Series A preferred stock held by Petals. Pursuant to the certificate of designations, preferences and rights of our Series A preferred stock, shares of Series A preferred stock may not be converted into shares of our common stock before the first anniversary of the original issue date of such shares. All of the outstanding shares of our Series A preferred stock held by Petals were issued on June 30, 2006. But for these time restrictions, the shares of our Series A preferred stock held by Petals would be convertible into 18,000,000 shares of our common stock.

(5) Henry Sargent, the Designated Director (as defined below), will not become a director until Mr. Scharmann’s resignation is effective and therefore Mr. Sargent is not included in this table. As reported on a Form 4 filed by Petals with the SEC on August 2, 2006, Petals entered into an Assignment Agreement with MWP, dated July 31, 2006, assigning to MWP 5,700,000 shares of our common stock. Mr. Sargent is a control person of MWP.

POST ACQUISITION DESCRIPTION OF SECURITIES

Pursuant to our certificate of incorporation, our board of directors has the authority to issue, without any further vote or action by stockholders, a total of up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges, and restrictions, including voting rights, of the preferred stock, which typically are senior to the rights of the common stockholders. In connection with the transactions contemplated by the Contribution Agreement and the Acquisition, the board of directors designated 10,800 and 240 shares of preferred stock as Series A preferred stock and Series B preferred stock respectively. All of the designated Series A preferred stock and Series B preferred stock were issued to Petals on June 30, 2006 in connection with the Acquisition.

The following section contains a description of our common stock and other securities that we have issued from time to time. Our authorized capital stock consists of 100,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share, of which 10,800 are designated as Series A preferred stock and 240 are designated as Series B preferred stock. As of July 31, 2006, we had 96,150,000 shares of our common stock, 10,800 shares of our Series A preferred stock and 240 shares of our Series B preferred stock issued and outstanding. This summary of the securities issued by the Company is qualified in its entirety by reference to our certificate of incorporation and the certificates of designations, rights and preferences of the Series A preferred stock and the Series B preferred stock, copies of which are attached as exhibits to our current report on Form 8-K filed with the SEC on July 7, 2006.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share held of record on all matters to be voted upon by our stockholders. Our common stock does not have cumulative voting rights. Persons who hold a majority of the outstanding common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election.

Dividends. Subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive such lawful dividends as may be declared by our board of directors.

Notwithstanding the rights of the holders of our common stock set forth in our charter, we are subject to the following contractual restrictions regarding the payment of dividends:

Liquidation And Dissolution. In the event of our liquidation, dissolution or winding up, and subject to the rights of the holders of any outstanding shares of our preferred stock, the holders of shares of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders.

Other Rights And Restrictions. Our charter prohibits us from granting preemptive rights to any of our stockholders. All outstanding shares are fully paid and nonassessable.

Our common stock is quoted on the OTC Bulletin Board by the National Association of Securities Dealers, Inc. under the symbol "IMUO.OB." We intend to ask our stockholders to approve a 3-for-1 reverse stock split. After the effective date of a reverse split, the Series B Shares will be immediately convertible at the option of the holder. The Series A Shares will not be convertible until the first anniversary of the original issue date of such shares.

Series A Preferred Stock

Voting Rights. Shares of Series A preferred stock vote on an as-if-converted basis with our common stock on all matters. Shares of Series A preferred stock also are entitled to vote as a separate class on, among other things, any amendment to the terms or authorized number of shares of Series A preferred stock and the issuance of any equity security ranking senior to the Series A preferred stock. Where pursuant to the certificate of designations, preferences and rights of the Series A Preferred Stock, the Series A Preferred Stockholders do have the right to vote as a series, the affirmative vote of the holders of not less than a majority of the outstanding shares of Series A preferred stock is necessary to constitute approval.

Dividends. Dividends accrue on shares of Series A preferred stock cumulatively at the rate of 8% per annum and are payable as and when declared by the Company's Board of Directors, provided that, accrued dividends will be paid no less frequently than semi-annually with the first payment to be made on January 1, 2007. In addition, in the event we make, or fix a record date for the determination of holders of common stock entitled to receive any distribution payable in our property or in our securities other than shares of common stock, then and in each such event the holders of the Series A preferred stock will receive, at the time of such distribution, the amount of property or the number of our securities that they would have received had their Series A preferred shares been converted into common stock on the date of such event.

Conversion. Beginning on the first anniversary of the original issue date, each share of the Series A preferred stock is convertible at option of the Series A stockholder at any time and from time to time, without the payment of additional consideration. Each share of Series A preferred stock converts into such number of fully paid and nonassessable shares of common stock as is determined by dividing $1,000 by the Series A Conversion Price (as defined in the certificate of designations, preferences and rights of the Series A Preferred Stock) which is currently $0.60, and which will be subject to adjustment from time to time. In the event that such a conversion would result in the issuance of fractional shares of common stock, the number of shares of common stock issued will be rounded down to the nearest whole number. Any shares of Series A preferred stock so converted will be retired and cancelled and will not be reissued as shares of such series.

Antidilution. Upon the occurrence of a stock distribution, stock combination or stock dividend, the conversion rate will be adjusted so that the conversion rights of the Series A preferred stock stockholders will be nearly equivalent as practicable to the conversion rights of the Series A preferred stock stockholders prior to such event. If the Company issues additional shares of its equity securities, or securities or debentures exchangeable for or convertible into additional shares of its equity securities, at a purchase price less than the then applicable conversion price of the Series A preferred stock (excluding shares issued to employees, directors and consultants in the form of Board of Director approved stock options and stock purchase plans), then the applicable conversion price will be reduced on a weighted average formula basis to diminish the effect of the dilutive issuance on the Series A preferred stock.

Redemption. We may not redeem shares of the Series A preferred stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the Series A convertible preferred stock will be entitled to receive a liquidation preference of $1,000 per share plus accrued and unpaid dividends. The Series A preferred stock is senior in right of distribution in liquidation to the Series B preferred stock and the common stock. If, upon any winding up of our affairs, our assets available to pay the holders of Series A preferred stock are not sufficient to permit payment in full, then all our assets will be distributed to those holders on a pro rata basis.

Series B Preferred Stock

Voting Rights. Shares of Series B preferred stock vote on an as-if-converted basis with our common stock on all matters. Shares of Series B preferred stock also are entitled to vote as a separate class on, among other things, any amendment to the terms or authorized number of shares of Series B preferred stock and the issuance of any equity security ranking senior to the Series B preferred stock. Where pursuant to the certificate of designations, preferences and rights of the Series B Preferred Stock, the Series B Preferred Stockholders do have the right to vote as a series, the affirmative vote of the holders of not less than a majority of the outstanding shares of Series B preferred stock is necessary to constitute approval.

Dividends. In the event we make, or fix a record date for the determination of holders of common stock entitled to receive any distribution payable in our property or in our securities, then and in each such event the holders of the Series B preferred stock will receive, at the time of such distribution, the amount of our property or the number of our securities that they would have received had their Series B preferred shares been converted into common stock on the date of such event.

Conversion. Provided that sufficient shares of authorized and unissued shares of common stock are available, each share of the Series B preferred stock is convertible, at the option of the holder into 100,000 fully paid and nonassessable shares of common stock. Any shares of Series B preferred stock so converted will be retired and cancelled and retired and cancelled and will not be reissued as shares of such series.

Antidilution. Upon the occurrence of a stock split, stock dividend, combination or reclassification of our common stock, the conversion rate of the Series B preferred stock will be proportionately adjusted so that the conversion rights of the Series B preferred stock stockholders will be nearly equivalent as practicable to the conversion rights of the Series B preferred stock stockholders prior to such event.

Liquidation. We may not redeem shares of the Series B preferred stock.

Dissolution. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the Series B preferred stock will be entitled to participate with the common stock in the distribution of assets or funds on a pro rata basis as if the shares of Series B preferred stock had been converted immediately prior to such liquidation, dissolution, or winding up of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the Acquisition, our directors and executive officer were as follows:

Name	Age	Position
Mark A. Scharmann	47	President, treasurer and director
Daniel O. Price	51	Director

          The Contribution Agreement required that each of our executive officers deliver a written resignation and release prior to the Closing. Mr. Scharmann delivered his resignation as an officer on June 30, 2006 and therefore has ceased to serve as our president. On the same date, Mr. Price resigned as a director.

In connection with the Contribution Agreement, all of the executive officers of Petals became executive officers of Immuno and Stephen M. Hicks was appointed as a director of Immuno and elected to serve as chairman. On June 30, 2006, our board of directors created an executive committee, the initial member of which is Mr. Hicks. Our board of directors delegated all of the directors’ powers which may be delegated to committees pursuant to Section 141 of the General Corporation Law of the State of Delaware to the executive committee.

Set forth below is information regarding our post Acquisition directors (excluding Mr. Scharmann who has resigned and the Designated Director, identified below) and executive officers:

Name	Age	Position	Year Began
Stephen M. Hicks	46	Chairman of the board of directors	2006
Christopher Topping	45	Chief executive officer	2006
Stephen Hieber	40	Chief financial officer	2006
Daniel Dorzback	49	Chief merchandising officer	2006
Antonio Yenidjeian	50	Senior vice president of operations	2006

Stephen M. Hicks. Mr. Hicks assumed his position as chairman of our board of directors immediately following the Acquisition. Prior to that, Mr. Hicks was chairman of Petals. Mr. Hicks founded Southridge Capital Management, LLC in 1996. Southridge is a fund management company that generally focuses on financing small-cap public companies. He has been chief executive of Southridge since its inception. From April 1994 until August 1997, Mr. Hicks was associated with Trans Pacific Capital (USA) Inc. as a fund manager specializing in derivatives and negotiated private placements. From September 1990 until April 1994, Mr. Hicks was employed by Wertheim Schroeder & Co. Inc., and became Head of Proprietary Derivatives Trading. Mr. Hicks received his BS from Kings College and his MBA from Fordham University.

Christopher Topping. Mr. Topping assumed his current position immediately following the Acquisition. Prior to that, Mr. Topping had been chief Executive officer of Petals since August 2004. From 2001 to August 2004, he was the chief marketing officer of The Wine Enthusiast, a private company based in Elmsford, NY. From 1994 to 2001 he was the vice president of marketing of Old Petals. Old Petals later filed for protection from creditors under Chapter 11 of the bankruptcy code in May 2003. Mr. Topping holds a Bachelor of Science from the University of Rhode Island and a Master of Business Administration from New York University Stern School of Business.

Stephen Hieber. Mr. Hieber became our chief financial officer immediately following the Acquisition. Prior to that, Mr. Hieber had served as Petals' chief financial officer since October 2005. From 1997 until October 2005, Mr. Hieber was the chief financial officer of The Wine Enthusiast, a private company based in Elmsford, NY. Mr. Hieber holds a BS in finance from Rider University.

Daniel Dorzback. Mr. Dorzback became our chief merchandising officer immediately following the Acquisition. Mr. Dorzback has over 20 years of experience as a merchandising executive. Most recently he was the Retail Director of Mikasa for two years. From September 2000 to January 2002, Mr. Dorzback was the Senior Vice President of Merchandising for Petals. Petals later filed for protection from creditors under Chapter 11 of the bankruptcy code in May 2003. In his role at Petals, Mr. Dorzback was instrumental in developing the company's accessory product mix and reducing the company's cost of goods in this category. Mr. Dorzback started his career with Macy's. Mr. Dorzback received a BA and MBA from Boston University.

Antonio Yenidjeian Mr. Yenidjeian became our senior vice president of operations immediately following the Acquisition. Prior to that, he had served as Petals' senior vice president of operations since October 2005. Mr. Yenidjeian was a consultant to Petals. From 1999 to 2001 Mr. Yenidjeian was senior vice president and chief operating officer of Camdens, an LVMH venture-backed incentive, rewards and recognition gifting service. From 1996 to 1999 , Mr. Yenidjian served as senior vice president and chief information officer at Doubleday Direct, now called BookSpan, a Bertelsmann AG company and the largest continuity business in the world. Mr. Yenidjeian holds a B.S.E.E. from the Universidad de Buenos Aires, Argentina.

Designated Director

Henry Sargent (the “Designated Director”), has consented to act as a director of ImmunoTechnology Corporation. Mr. Sargent has been appointed to the board of directors pending the effectiveness of Mr. Scharmann's resignation and with Stephen M. Hicks, will constitute all of the members of our board of directors.

Henry Sargent (Age 39). Mr. Sargent has been a director of Petals since its inception. He has held various executive positions with Southridge Capital Management, LLC since 1998. Prior to joining Southridge, Mr. Sargent practiced corporate law with Claugus & Mitchell, a New York law firm. Mr. Sargent is a CFA and received his BA from Connecticut College and his JD from Fordham University.

Compensation of Directors and Executive Officers

Immuno Director Compensation

Our directors received no compensation for their service on our board of directors for fiscal year 2006, ended on June 30, 2006.

Immuno Officer Compensation

Our officers received no compensation for their services for fiscal year 2006, ended on June 30, 2006.

Summary Compensation Table of the Officers and Directors of Petals

The following table relates to the historical management of Petals and sets forth the compensation earned during Petals’ fiscal year 2005, ended on September 5, 2005, by the chief executive officer of Petals, its other executive officer who was in office on the last day of its fiscal year ended September 3, 2005, and its former chief financial officer, whom we refer to in this Report as the "named executive officers" of Petals.

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options (#)	Other Compensation
Christopher Topping (1) chief executive officer	2005	235,000	15,000	1,272

Daniel Dorzback (2) chief merchandising officer	2005	151,292	5,000	723

James Hersh (3) former chief financial officer	2005	191,667		1,219

_________________

1.	Mr. Topping joined us on August 30, 2004.
2.	Mr. Dorzback joined us on October 15, 2004.
3.	Mr. Hersh, our chief financial officer, separated from Petals on October 18, 2005.

Steven Hieber, Petals chief financial officer, joined Petals on October 11, 2005. Antonio Yenidjeian, Petals executive vice president of operations, joined Petals on October 1, 2005. No executive officer of Petals has received any stock or other equity-based compensation.

Employment agreement with chairman.

Petals entered into a five-year employment agreement with its president and chairman, Mr. Hicks, as of March 31, 2006 which provides for an annual salary of $280,000. Petals may defer payment of the base salary to him until January 1, 2007. From time to time, the chairman, at his sole discretion, may elect to receive all or any part of his base salary in the form of common equity of Petals. The value of any common equity to be paid to the chairman will be determined as follows: (i) if there exists a public market for Petals' common equity, then the price per share will be 75% of the average of the closing trading prices for the ten trading days ending on the trading day immediately prior to the due date, or (ii) if no public market exists for Company's common equity, then by the Board of Directors of Petals in its reasonable good faith judgment. The Chairman will be granted an annual equity bonus in each year during the term of the Agreement equal to two percent of the then outstanding common equity of Petals in the event that Petals generates annual earnings before interest, taxes, depreciation and amortization of at least $2,000,000 during such fiscal year. The equity grant is payable to the Chairman within 30 days after the end of each fiscal year.

The Agreement automatically renews for successive one year periods unless either party declines to renew this Agreement by giving the other party hereto written notice within 90 days of the end of any one-year renewal period.

As part of the Agreement, Mr. Hicks agreed to devote such time as he, in his sole discretion, deems reasonable necessary to fulfill his obligations under the Agreement, recognizing that his employment does not require his full business time or limit his association with other entities.

Employment agreement with chief executive officer.

 On August 12, 2004 Petals entered into an Employment Agreement with Christopher Topping, Petals' chief executive officer. Mr. Topping was approved as our chief executive officer on June 30, 2006 in connection with the Acquisition. The initial term of the agreement is for two years and renews automatically for successive one year periods unless terminated earlier pursuant to its terms. The agreement provides for an annual base salary of $240,000 and bonus compensation equal to 4% of Petals' earnings before interest, taxes, depreciation and amortization, as well as performance based equity grants.

Future Events

We intend to ask Petals Decorative Accents LLC, our controlling stockholder, to ratify a stock incentive plan to permit the issuance of incentive stock options, non-statutory stock options, stock awards, performance share awards and stock appreciation rights to our officers, directors, employees, consultants and advisors. After the approval of the plan by our stockholders, but no earlier than sixty (60) days after the filing of this current report, we intend to register the shares of common stock underlying the stock awards issued pursuant to this stock incentive plan with the SEC on Form S-8.

CORPORATE GOVERNANCE

The Board

During the fiscal year ended June 30, 2006, our board consisted of two members. We will have one vacancy upon the effectiveness of Mr. Scharmann's resignation as a member of the board. Mr. Scharmann's resignation will become effective upon the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders.

Mr. Sargent, the designated director, will replace Mr. Scharmann upon the effectiveness of Mr. Scharmann's resignation. This step will be accomplished by unanimous written consent of directors appointing the designated director to fill the current vacancy on the board of directors. In accordance with the General Corporation Law of the State of Delaware and our certificate of incorporation and bylaws, our business and affairs are managed under the direction of the Board.

We intend to ask our stockholders to approve an amendment to our Certificate of Incorporation creating a classified board of directors. Pursuant to the proposed amendment, the board of directors will be divided into three classes designated as Class I, Class II and Class III, respectively. Directors will be assigned to each class in accordance with a resolution or resolutions adopted by the board of directors. At the first annual meeting of stockholders following the date these changes were adopted, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following the date these changes were adopted, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following the date these changes were adopted, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Meetings of the Board

Our board consisted of two directors during the fiscal year ended June 30, 2006, and no board meetings were held and all resolutions were adopted by unanimous written consent.

Committees of the Board

Executive Committee

Our board of directors has created an executive committee of the board. The number of positions on the committee is set at one (1), and Stephen M. Hicks is the sole appointed member. Our board has delegated to this committee all of the directors' powers which may be delegated to committees pursuant to Section 141 of the General Corporation Law of the State of Delaware.

Audit Committee

We do not have an Audit Committee. We are not a "listed issuer" within the meaning of Rule 10A-3 under the Exchange Act of 1934, as amended. As a result, we are not required to have an audit committee. However, our board of directors may consider appointing such a committee in the future. Currently, our entire board of directors serves the function of an audit committee.

We do not have an Audit Committee Financial Expert. The SEC has adopted rules to implement certain requirements of the Sarbanes-Oxley Act of 2002 pertaining to audit committees of listed companies. One of the rules adopted by the SEC requires a company to disclose whether it has an "Audit Committee Financial Expert" serving on its audit committee. We are not required to have an audit committee. As a result, we do not have an Audit Committee Financial Expert, as defined by Item 401(e)(2) of Regulation S-B, serving as a director of the Company.

Compensation Committee

We do not have a standing compensation committee. Until we form a compensation committee, the board of directors as a whole will make recommendations concerning executive salaries and incentive compensation for our employees and will administer any stock incentive plans adopted by the Company.

Nominating Committee

We do not have a standing nominating committee or a charter with respect to the nominating process. Our board of directors believes that it is not necessary to have such a committee because its size and composition allow it to adequately identify and evaluate qualified candidates for directors. Our board of directors does not have any minimum qualifications that must be met by director nominees. Until we form a separate Nominating Committee, the board of directors as a whole will be responsible for the process of nominating directors.

Our board of directors does not have a formal process for identifying and evaluating nominees for directors, including nominees recommended by security holders. Moreover, we do not pay fees to any third party to assist in the process of identifying or evaluating director candidates.

Policy Regarding Director Attendance at Annual Meetings

We do not have a policy regarding director attendance at annual stockholder meetings.

Stockholder Communications with the Board

The board of directors has not implemented a process by which shareholders may send written communications to the board's attention. Stockholders may communicate with the board of directors, you may send correspondence to the attention of the Corporate Secretary, ImmunoTechnologies Corporation, 90 Grove Street, Ridgefield, Connecticut 06887.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our executive officers and directors, as well as persons who own more than 10% of a registered class of its equity securities, to file reports of ownership and changes in ownership with the SEC. These persons are also required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of such forms received by us or written representations from certain reporting persons provided to us, we believe that during the fiscal year ended June 30, 2006 all applicable filing requirements were complied with by our executive officers and directors.

Initial reports under Section 16(a) of the Securities Exchange Act of 1934 were not timely filed by Messrs. Dorzback, Hieber and Yenidjeian. These delayed reports did not involve any transaction in our common stock but rather were related to each individual’s election as officers of the Company on June 30, 2006, in connection with the Acquisition. The Company is not aware of any outstanding report required to be filed by any of Messrs. Dorzback, Hieber and Yenidjeian.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Revolving credit facility with Ridgefield Bank.

On December 10, 2004, Petals entered into a $1,500,000 commercial revolving line of credit with Ridgefield Bank. Petals' chairman, Stephen Hicks, guaranteed Petals' obligations pursuant to this credit facility and Southridge Holdings, LLC, an entity controlled by Mr. Hicks, is a co-borrower of the loan. At February 28, 2006, Petals owed $1,500,000 pursuant to this credit facility.

Information technology services agreement with an affiliated entity

On February 3, 2005, Petals entered into a Technology Services Agreement with Southridge Technology Group, Inc., an entity controlled by Petals' chairman, Stephen Hicks. Petals incurred expenses of $61,103 in the six months ended February 28, 2006, $131,752 in fiscal 2005 and $205,768 in fiscal 2004 for information technology services provided pursuant to this agreement.

Revolving credit facility with affiliated entities

On January 3, 2005, Petals entered into a Loan and Security Agreement and two Revolving Credit Notes with Southshore Capital Fund, Ltd. and Southridge Partners, LP, entities affiliated with Petals' chairman Stephen Hicks, which allowed for Petals to borrow up to $10,000,000. The notes bore interest at the rate of two and one-half percent per year and were secured, on a subordinated basis, by a blanket lien on all of Petals' assets.

On November 30, 2005, Petals entered into agreements with Southshore Capital Fund, Ltd. and Southridge Partners, LP pursuant to which Petals exchanged an aggregate of $5,000,000 of outstanding principal indebtedness pursuant to the foregoing revolving promissory notes for term promissory notes maturing on December 31, 2008. The term notes bear interest at the rate equal to the prime lending rate, as published in the Wall Street Journal, plus two percent (2%), and are secured on a subordinated basis by a blanket lien on all Petals' assets.

Lease agreement with Southridge Holdings, LLC.

On January 16, 2006, Petals entered into a Lease Agreement with Southridge Holdings LLC, an entity controlled by Petals' chairman, Stephen Hicks, for approximately 7,000 square feet of office space located at Executive Pavilion, 90 Grove Street, Ridgefield, Connecticut. The lease agreement expires on December 31, 2008 and requires monthly rental payments of approximately $21,010. This space is used for Petals' corporate headquarters.

Employment agreement with chairman

Petals entered into a five-year employment agreement with its president and chairman, Mr. Hicks, as of March 31, 2006. For more information regarding this employment agreement, please see the section titled “Employment agreement with chairman” beginning at page 16.

Each of the foregoing agreements of Petals was assumed by Immuno in the Acquisition.

Assignment of common stock to Designated Director

As reported on a Form 4 filed by Petals with the SEC on August 2, 2006, Petals entered into an Assignment Agreement with MWP, dated July 31, 2006, assigning to MWP 5,700,000 shares of our common stock. Mr. Sargent is a control person of MWP.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

For further information you may:

•	read a copy of the information statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or
•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMMUNOTECHNOLOGY CORPORATION

Dated: August 4, 2006	By: /s/ Stephen M. Hicks
Stephen M. Hicks
President